SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Notice Regarding Kookmin Bank’s 2007 Operating Results

On February 29, 2008, Kookmin Bank disclosed that the financial figures for the fiscal year 2007 have been revised due to a change in accounting treatment of available-for-sale securities. The revised figures are shown below aside the previously disclosed figures.

1. Balance sheet figures

(Won in trillions)	As of the date indicated
	December 31, 2007 (as disclosed on Feb 4, 2008)	December 31, 2007 (newly revised)
Total Assets	218.8	218.9
Total Liabilities	202.8	202.8
Shareholders’ Equity	16.0	16.0

2. Operating results

(Won in billions)	For the years ended December 31
	2007 (as disclosed on Feb 4, 2008)	2007 (newly revised)
Operating Income	4,232.5	4,233.4
Net Income	2,745.3	2,773.8

The figures for the fiscal year 2007 presented herein are currently being audited by our independent auditor, and such figures are subject to change. This disclosure is related to public disclosure made on February 4, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 29, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO